AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2015 and 2014

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2015 and 2014 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the three years ended March 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2015 and 2014 and its financial performance and its cash flows for each of the three years ended March 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company is dependent upon its ability to secure new sources of financing to fund on-going exploration and development objectives. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern.

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 20, 2015

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2015	2014

ASSETS

Current assets
Cash and cash equivalents (note 3)	$489,150	$4,772,772
Amounts receivable and other assets (note 5)	971,890	76,264
Marketable securities (note 6)	59,841	96,179
	1,520,881	4,945,215

Non-current assets
Restricted cash (note 4)	234,198	232,666
Amounts receivable (note 5)	–	128,184
	234,198	360,850

Total assets	$1,755,079	$5,306,065

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (note 8)	$66,299	$35,401
Balance due to a related party (note 11(b))	212,642	69,939
Loan payable to director (note 9)	1,000,000	–
	1,278,941	105,340

Shareholders' equity
Share capital (note 10)	58,955,410	58,761,410
Reserves	5,068,700	5,103,263
Accumulated deficit	(63,547,972)	(58,663,948)
	476,138	5,200,725

Total liabilities and shareholders' equity	$1,755,079	$5,306,065

Nature of operations and going concern (note 1)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

	Year ended March 31,
	2015	2014
		(note 2(b))

Expenses
Exploration and evaluation (notes 11, 13)	$3,277,935	$1,094,601
Assays and analysis	131,856	52,950
Drilling	726,685	–
Equipment rental	31,357	8,771
Geological	921,192	374,551
Geological - mineral exploration tax credits	(880,501)	(122,612)
Helicopter	947,480	65,285
Property costs and assessments	554,398	521,048
Site activities	190,708	95,731
Socioeconomic	504,608	74,956
Travel and accommodation	150,152	23,921

Administration (notes 11, 13)	1,477,731	1,306,126
Depreciation	–	1,205
Legal, accounting and audit	61,450	44,626
Office and administration	1,293,768	1,103,733
Shareholder communication	67,388	102,129
Travel and accommodation	22,772	23,142
Trust and regulatory	32,353	31,291

Share-based payments	–	103,004
Exploration-related	–	41,071
Administration-related	–	61,933

	4,755,666	2,503,731
Other items
Interest income	(38,189)	(68,759)
Interest expense on loan payable to director (note 9)	16,302	–
Interest expense on debenture (note 7(g))	–	23,136
Financing charges (note 9)	187,500	–
Foreign exchange loss	809	1,937
Gain on termination of joint venture (note 7(g))	–	(284,717)
Gain on disposition of AFS financial assets (note 6)	(38,064)	(68,750)
Impairment of AFS financial assets (note 6)	–	48,225
Mineral property interests written off	–	2
Loss for the year	$4,884,024	$2,154,805

Basic and diluted loss per common share	$0.04	$0.02

Weighted average number of common shares outstanding (note 10(c))	139,357,212	138,644,883

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Loss for the year	$4,884,024	$2,154,805

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of AFS financial assets (note 6)	(3,954)	(25,012)
Change in fair value of AFS financial assets transferred to profit or loss upon disposition (note 6)	38,517	9,875
Impairment of AFS financial assets transferred to profit or loss (note 6)	–	(48,225)
Total other comprehensive loss (income) for the year	34,563	(63,362)

Comprehensive loss for the year	$4,918,587	$2,091,443

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity
(Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves

			Share-based	Investment	Share
	Number		payments	revaluation	warrants
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2013	138,624,061	$58,756,410	$2,099,636	$26,041	$2,811,220	$(56,509,143)	$7,184,164
Share-based payments	–	–	103,004	–	–	–	103,004
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	5,000	–	–	–	–	5,000
Total other comprehensive income	–	–	–	63,362	–	–	63,362
Loss for the year	–	–	–	–	–	(2,154,805)	(2,154,805)
Balance at March 31, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725

Balance at April 1, 2014	138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Issuance of common shares pursuant to mineral property agreements (note 10(b))	100,000	6,500	–	–	–	–	6,500
Issuance of common shares pursuant to loan agreement (note 10(b))	2,500,000	187,500	–	–	–	–	187,500
Total other comprehensive loss	–	–	–	(34,563)	–	–	(34,563)
Loss for the year	–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015	141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Operating activities
Loss for the year	$(4,884,024)	$(2,154,805)
Adjustments for:
Depreciation	–	1,205
Interest income	(38,189)	(68,759)
Interest expense on loan payable to director (note 9)	16,302	–
Interest expense on debenture (note 7(g))	–	23,136
Common shares issued, included in financing charges (note 9)	187,500	–
Common shares issued, included in exploration expenses (note 10(b))	6,500	5,000
Share-based payments	–	103,004
Gain on termination of joint venture (note 7(g))	–	(284,717)
Gain on disposal of AFS financial assets (note 6)	(38,064)	(68,750)
Impairment of AFS financial assets (note 6)	–	48,225
Mineral property interests written off	–	2
Changes in working capital items
Amounts receivable and other assets	(767,442)	1,221,152
Restricted cash	(1,532)	34,136
Accounts payable and accrued liabilities	30,898	2,492
Balances due to related parties	142,703	(52,235)
Net cash used in operating activities	(5,345,348)	(1,190,914)

Investing activities
Interest received	38,189	68,759
Proceeds from disposition of AFS financial assets, net (note 6)	39,839	68,750
Net cash provided by investing activities	78,028	137,509

Financing activities
Loan payable to director (note 9)	1,000,000	–
Interest paid on loan payable to director (note 9)	(16,302)	–
Interest paid on debenture	–	(23,136)
Principal payment on debenture	–	(20,000)
Net cash provided by (used in) financing activities	983,698	(43,136)

Net decrease in cash and cash equivalents	(4,283,622)	(1,096,541)
Cash and cash equivalents, beginning of the year	4,772,772	5,869,313
Cash and cash equivalents, end of the year (note 3)	$489,150	$4,772,772

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended March 31,
	2015	2014

Supplementary cash flow information:
Non-cash investing and financing activities:
Issuance of common shares pursuant to mineral property agreements (note 10(b))	$6,500	$5,000
Issuance of common shares pursuant to loan agreements (note 10(b))	$187,500	$–
Debenture obligation transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(240,000)
Balance due to related party transferred upon termination of Galaxie Joint Venture (note 7(g))	$–	$(44,779)

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. The Company has a history of losses with no operating revenue, an accumulated deficit at March 31, 2015 of $64 million (March 31, 2014 – $59 million), and working capital at March 31, 2015 of $0.2 million (March 31, 2014 – $4.8 million).

The Company will need to seek additional financing to meet its exploration and development objectives. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to reevaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2015.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements on July 20, 2015 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgements exist are:

Estimates

•

estimate of the accrual of Mineral Exploration Tax Credit ("METC"). The METC initiative was introduced by the government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. However, the timing and amounts of refunds pursuant to the METC program are uncertain; and

•

inputs used in accounting for share-based payments. The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted and of share purchase warrants issued. Inputs used in this model require highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options and share purchase warrants.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Judgements

•	assessment of the Company's ability to continue as a going concern;

•

the recognition of a deferred tax asset for the Company's accumulated tax losses and resource tax pool. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Judgment is required in determining whether deferred tax assets are recognized, including judgment in assessing the likelihood of taxable earnings in future periods in order to utilize recognized deferred tax assets;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

(e)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, upon initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Non-derivative financial assets

The Company's non-derivative financial assets comprise of the following:

(i) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Loans and receivables comprise of cash and cash equivalents, amounts receivable and other assets, and restricted cash.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

(ii) Available-for-sale ("AFS") financial assets

The Company's investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following category:

(i) Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at amortized cost comprise of accounts payable and accrued liabilities, balance due to a related party, and loan payable to director.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value of AFS equity securities subsequent to an impairment loss is recognized directly in equity.

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Exploration and evaluation expenditures include:

•	the costs of acquiring licenses;

•	costs associated with exploration and evaluation activity; and

•	the acquisition costs of exploration and evaluation assets, including mineral properties.

Exploration and evaluation expenditures until the technical feasibility and commercial viability of extracting a mineral resource has been determined, and a positive decision to proceed to development has been made, are generally expensed as incurred. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(g)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

As at March 31, 2014, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2015.

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

(i)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options.

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(j)	Share–based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

(k)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(l)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2015.

(m)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 "Joint Arrangements", this type of joint control of mineral assets and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. During the year ended March 31, 2014, the Company recognized the following in relation to its interests in joint operations for the Galaxie and ZNT properties:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

Both joint operations were terminated on March 31, 2014 (note 7(g)). The Company did not participate in any joint venture activities or joint controlled operations during the year ended March 31, 2015.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(o)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery within exploration expense when there is reasonable assurance of recovery.

(p)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current year

Effective April 1, 2014, the Company has applied the following new accounting standard which was issued by the IASB:

•	Amendments to IAS 32, Financial Instruments: Presentation

The amendments to IAS 32 relate to the offsetting of financial assets and financial liabilities. The adoption of this amended standard had no material impact on the Company’s financial statements.

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after July 1, 2014:

•	Amendments to IFRS 2, Share-based Payment

•	Amendments to IFRS 3, Business Combinations

•	Amendments to IFRS 8, Operating Segments

•	Amendments to IFRS 13, Fair Value Measurement

•	Amendments to IAS 16, Property, plant and equipment

•	Amendments to IAS 24, Related Party Disclosures

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH AND CASH EQUIVALENTS

The Company's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2015	2014
Current
Value added taxes refundable	$30,426	$21,055
Prepaid insurance	61,464	55,209
British Columbia Mineral Exploration Tax Credits (“METC”)	880,000	–
Total current	$971,890	$76,264

Non-current
British Columbia Mineral Exploration Tax Credits (“METC”)	$–	$128,184

6.	MARKETABLE SECURITIES

As at March 31, 2015 and March 31, 2014, the Company held common shares in several public and private companies. These marketable securities are classified as available–for–sale financial assets and are carried at fair value.

During the year ended March 31, 2015, the Company sold marketable securities with a carrying amount of $1,775 (2014 – nil) for total net proceeds of $39,839 (2014 – $68,750) and recognized a gain of $38,064 (2014 – $68,750).

During the year ended March 31, 2014, the Company recognized an impairment loss of $48,225 on certain marketable securities, which reflected the decline in their respective trading prices below cost at that date.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS

All of the Company's active exploration properties are located in British Columbia, Canada. The following is a summary of the Company’s material properties.

(a)	IKE Property

The IKE property is located approximately 40 kilometres northwest of Gold Bridge, British Columbia.

Option Agreement

In December 2013, the Company entered into an agreement (the “IKE Option Agreement”) with Oxford Resources Inc. (“Oxford”) in respect of the IKE property, whereby Amarc had an option to acquire an 80% ownership interest in the property by making staged cash payments totaling $125,000 ($75,000 paid), issuing 300,000 common shares (200,000 common shares issued), and by incurring $1,855,697 in exploration expenditures on or before November 30, 2015. As of the date of the IKE Option Agreement, the mineral property interest in the IKE Property was held by two private third parties (together referred to as the “Underlying Optionors”), and Oxford’s interest in the IKE Property was represented by an option agreement between Oxford and the Underlying Optionors through an underlying option agreement (the “Underlying Option Agreement”).

In July 2014, the IKE Option Agreement was amended, whereby Oxford assigned to Amarc its rights in the Underlying Option Agreement for cash consideration of $40,000 and a 1% net smelter return (“NSR”) royalty (capped at total payments of $2,000,000). Consequently, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from the Underlying Optionors by making a cash payment of $40,000, issuing 100,000 common shares, and by incurring $1,855,697 in exploration expenditures (completed) before November 30, 2015.

In June 2015, after the end of the current reporting period, the $40,000 cash payment was made and the 100,000 common shares were issued to the Underlying Optionors. As a result, Amarc currently holds a 100% ownership interest in the IKE property.

Amarc has further agreed that, upon completion of a positive feasibility study, it will issue 500,000 common shares in total to the Underlying Optionors.

Royalties

Oxford’s 1% NSR royalty can be purchased at any time for $2 million (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion).

The Underlying Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. Amarc also has the right to purchase the remaining half of the royalty (1%) for $2 million (of which $1 million is payable in cash, and the remainder in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) are due to the Underlying Optionors annually commencing on December 31, 2015.

(b)	Galore Property

In July 2014, the Company entered into an option and joint venture agreement with Galore Resources Inc. ("Galore Resources"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1,500,000 of which may be comprised of recordable assessment credits and not cash expenditures incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option, Amarc and Galore Resources have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty which may be purchased by the Company for $250,000 on or before December 31, 2024 and a 10% net profits interest royalty which may be purchased by the Company at any time until December 31, 2024 for $400,000 less any amounts in respect of net profits interest royalty already paid.

(c)	Granite Property

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company could acquire a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1,500,000 less any amount of royalty already paid.

(d)	Silver Vista Property

The Silver Vista Property is located approximately 55 kilometres northeast of Smithers, British Columbia.

In July 2012, Amarc acquired a 100% interest in the approximately 30 square kilometre Silver Vista (MR Zone) property for $800,000 cash. The mineral claims purchased are subject to an underlying 2% NSR royalty, of which 1% can be acquired by Amarc for $1 million, and thereafter the remaining 1% NSR royalty is subject to a right of first refusal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Newton Property

The Company owns a 100% interest in the Newton Property, located approximately 100 kilometres west of Williams Lake, British Columbia.

Certain mineral claims are subject to a 2% NSR royalty, which royalty may be purchased at any time by Amarc for $2 million. Advance royalty payments of $25,000 per annum commenced on January 1, 2011.

(f)	Blackwater District Properties

The Blackwater District Properties are located approximately 75 kilometres southwest of Vanderhoof, British Columbia, and consist of properties named Galileo, Hubble, Franklin, and Darwin.

(g)	Galaxie and ZNT Properties

On March 31, 2014, Amarc and Quartz Mountain Resources Ltd. (“Quartz”) agreed to terminate both the Galaxie Joint Venture and the ZNT Joint Venture. Pursuant to the terms of termination of the joint ventures, Amarc was released from all obligations of the unincorporated entities and its interests in the underlying mineral assets reverted back to Quartz. The Company recognized a gain of $284,717 on the termination of the Galaxie Joint Venture. No gain or loss was recognized upon termination of the ZNT Joint Venture as, at the date of termination of the agreement, the joint venture contained no assets or liabilities, other than mineral property interests in the ZNT properties for which no asset amount had been recognized in the Company’s financial statements.

During the year ended March 31, 2014, the Company recognized $23,136 of interest expense with respect to its proportionate share of a debenture obligation held by the Galaxie Joint Venture.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2015	2014
Accounts payable	$11,115	$8,401
Accrued liabilities	55,184	27,000
Total	$66,299	$35,401

9.	LOAN PAYABLE TO DIRECTOR

On November 26, 2014, Amarc entered into a loan agreement with a director of the Company, Robert Dickinson, pursuant to which the Company borrowed $1,000,000 from Mr. Dickinson (the “Loan”). The Loan is unsecured and has a maturity date of November 26, 2015. Interest on the Loan is payable at the prime rate plus 2% per annum, and is compounded and payable quarterly in arrears. During the year ended March 31, 2015, the Company incurred interest of $16,302 on the Loan.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

As primary consideration for providing the Loan, Mr. Dickinson received 2,500,000 common shares on January 9, 2015. The carrying value of the shares ($187,500) is equal to the aggregate discounted market price (as defined by TSX Venture Exchange policy) of such shares calculated as of the date of the loan agreement. This $187,500 has been accounted for as a financing cost.

10.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Issuance of common shares

During the year ended March 31, 2015, the Company issued 100,000 common shares with an estimated fair value of $6,500 (2014 – 100,000 common shares with an estimated fair value of $5,000) pursuant to a mineral property agreement in respect of the IKE property (note 7(a)).

On January 9, 2015, the Company issued 2,500,000 common shares to Robert Dickinson with an estimated fair value of $187,500 pursuant to a loan agreement entered into on November 26, 2014 (note 9).

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year was based on the following data:

	Year ended March 31,
	2015	2014
Loss attributable to common shareholders	$4,884,024	$2,154,805
Weighted average number of common shares outstanding	139,357,212	138,644,883

(d)	Share purchase option compensation plan

The Company has a share purchase option compensation plan that allows it to grant up to 10% of the issued and outstanding shares of the Company at any one time, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The vesting schedule is determined by the Board of Directors, but share purchase options typically vest over two years. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee's employment.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

The following table summarizes the changes in the Company's share purchase options:

	Year ended		Year ended
Share purchase options	March 31, 2015		March 31, 2014
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding – beginning of year	5,155,900	$0.32	5,438,600	$0.32
Forfeited	(32,100)	$0.32	(282,700)	$0.33
Expired	(2,072,500)	$0.32	–	$–
Outstanding – end of year	3,051,300	$0.32	5,155,900	$0.32
Exercisable – end of year	3,051,300	$0.32	5,155,900	$0.32

Awards typically vest in several tranches ranging from 6 months to 18 months.

The following table summarizes information on the Company's share purchase options outstanding as at March 31, 2015 and 2014:

	March 31, 2015		March 31, 2014
	Number of share		Number of share
	purchase options	Remaining	purchase options	Remaining
	outstanding and	contractual	outstanding and	contractual
Exercise price	exercisable	life (years)	exercisable	life (years)
$0.32	3,051,300	1.5	5,155,900	1.7

(e)	Reserves

Share-based payments reserve

The share-based payment reserve relates to share purchase options granted by the Company to its employees or consultants under its share purchase option compensation plan (note 10(d)).

Share warrants reserve

The share warrants reserve relates to share purchase warrants issued by the Company in connection with the private placement in March 2012. There were no share purchase warrants outstanding at March 31, 2015 (March 31, 2014 – nil).

Investment revaluation reserve

The investment revaluation reserve represents the cumulative gains and losses arising on the revaluation of AFS financial assets that have been recognized in other comprehensive income, net of amounts reclassified to profit or loss when those assets have been disposed of or are determined to be impaired.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS

(a)

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company. Transactions with key management personnel were as follows:

Remuneration for services rendered	Year ended March 31,
	2015	2014
Short-term employee benefits	$268,511	$379,914
Share-based payments	–	51,096
Total	$268,511	$431,010

Short-term employee benefits include salaries, directors fees and amounts paid to HDSI (note 11(b)(i)) for services provided to the Company by certain HDSI personnel who serve as executive directors and officers for the Company.

During the year ended March 31, 2015, the Company received a loan from a director of the Company. Balances outstanding and the terms of the loan are presented in note 9.

(b)	Balances and transactions with related entities

Balances due to related parties	March 31,	March 31,
	2015	2014
Balance due to entity with significant influence (note 11(b)(i))	$212,642	$69,939

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with related entities	Year ended March 31,
	2015	2014
Services received from HDSI (note 11(b)(i)):
HDSI employee time charges, based on annually set rates	$2,099,646	$1,150,711
Key management personnel fees	212,100	314,800
Information technology services and maintenance fees	152,700	140,500
	$2,464,446	$1,606,011

Reimbursement of third party expenses to HDSI	$75,977	$61,599

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

(i)	Entity with significant influence over the Company

Management has concluded that Hunter Dickinson Services Inc. ("HDSI"), a private company, has power to participate in the financial or operating policies of the Company.

The following directors or officers of the Company also have a role within HDSI.

Individual	Role within the Company	Role within HDSI
Scott Cousens	Director	Director
Robert Dickinson	Director	Director
Paul Mann	Chief Financial Officer	Employee
Diane Nicolson	President	Employee
Ronald Thiessen	Director, Chief Executive Officer	Director
Trevor Thomas	General Counsel and Corporate Secretary	Employee

Pursuant to certain management agreements between the Company and HDSI, the Company receives technical, geological, corporate communications, regulatory compliance, and administrative and management services from HDSI. HDSI also incurs third party costs on behalf of the Company.

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2015, the Company had unused non-capital loss carry forwards of approximately $13.3 million (March 31, 2014 – $11.1 million) in Canada.

As at March 31, 2015, the Company had resource tax pools of approximately $24.5 million (March 31, 2014 – $21.8 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate	March 31,	March 31,
	2015	2014
Loss for the year	$(4,884,024)	$(2,154,805)
Total income tax expense	–	–
Loss excluding income tax	$(4,884,024)	$(2,154,805)

Income tax recovery using the Company's tax rate	(1,261,000)	(560,000)
Non–deductible expenses and other	(207,000)	291,000
Change in deferred tax rates	–	(330,000)
Temporary difference booked to reserve	(2,000)	2,000
Deferred income tax assets not recognized	1,470,000	597,000
	$–	$–

The Company's statutory tax rate was 26% (2014 – 26%) and its effective tax rate is nil (2014 – nil).

As at March 31, 2015, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	314,000	–	358,000
After five years	–	13,029,000	–	1,011,000
No expiry date	1,384,000	–	24,549,000	63,000
Total	$1,384,000	$13,343,000	$24,549,000	$1,432,000

13.	EMPLOYEE BENEFITS EXPENSES

Employees' salaries and benefits included in various expenses were as follows:

	Year ended March 31,
	2015	2014
Salaries and benefits included in:
Exploration and evaluation	$1,296,142	$730,869
Office and administration	1,020,679	792,170
Shareholder communication	55,364	92,143
Total	$2,372,185	$1,615,182

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2015.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets (note 6).

As at March 31, 2015 and 2014, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

Included in amounts receivable is the Company's claim for 2015 METC of $880,000.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets.

The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash and cash equivalents.

The Company has sufficient cash and cash equivalents to meet its commitments associated with its financial liabilities.

The carrying amounts of the Company's obligations, which approximate their contractual cash flows, are as follows:

	March 31,	March 31,
Due within 12 months	2015	2014
Accounts payable and accrued liabilities	$66,299	$35,401
Balances due to a related party	212,642	69,939
Loan payable to director	1,000,000	–
Total	$1,278,941	$105,340

Interest rate risk

The prime rate on the loan payable to director is subject to interest rate fluctuations. This rate has changed marginally over the last several years, fluctuating by less than 1% since the beginning of 2010. Management does not expect a significant increase in the prime rate prior to the maturity of the loan. In the event that the prime rate changes during this time, the loan’s short time frame to maturity will minimize the impact of any interest rates fluctuations. Based on these factors, management has concluded that interest rate risk for the Company is nominal with respect to the loan payable to director as at March 31, 2015.

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned. As at March 31, 2015 and 2014, the Company’s exposure to interest rate risk was nominal with respect to its investments in cash and cash equivalents.

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities (note 6).

The objective of price risk management is to eliminate or limit emerging risk exposures within acceptable parameters, while optimizing return and meeting strategic goals.

As at March 31, 2015 and 2014, the Company’s exposure to price risk was nominal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2015 and 2014
(Expressed in Canadian Dollars, unless otherwise stated)

15.	EVENTS AFTER THE REPORTING PERIOD

In June 2015, the Company received a loan from a director of the Company, Robert Dickinson, for the amount of $250,000. The loan is unsecured and has a maturity date of June 1, 2016. Interest on the loan is payable at 6% per annum on the principal balance, calculated monthly, and payable quarterly in arrears.